Exhibit 10(m)

Form of Stock Option Grant Notice

[DATE]

Dear _____:

Congratulations! On _____, you were granted McDonald's stock options. You received this grant in recognition of your significant contributions to McDonald's long-term success. Subject to the terms of the grant, as described in the enclosed materials, below are details concerning the vesting of your stock option grant.

Your stock options grant is for _____ options. The stock options expire on _____, and shall vest in _____ equal installments on the _____, _____, _____ and _____ anniversaries of the grant date.

Once again, thank you for your leadership.

Best regards,

Corporate Executive Vice President, Human Resources